

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2010

Mr. David Polonitza
The Committee to Enhance ITEX
23 Retford Ave.
Cranford, NJ 07016

> **Re: ITEX Corporation**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed November 1, 2010**
> **Filed by Pagidipati Family, LP et al.**
> **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your amended preliminary proxy statement and the letter dated November 1, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 6

1. We note your response and revisions to your filing in response to comment six from our letter dated October 27, 2010. Please revise your filing to remove the statement "of the Marketplace Rules" following your reference to Rule 10A-3(b)(1). Also, the quotation that you provide in this paragraph does not exactly describe Rule 10A-3(b)(1) of the Exchange Act, please revise accordingly.

Our Plan to Maximize Shareholder Value, page 7

Actively recruit entrepreneurs with the proper fit to join ITEX's…, page 9

2. We note your response to comment 12 from our letter dated October 27, 2010. Please incorporate your response to comment 12 into your filing or tell us why it is not appropriate for you to do so.

Our nominees have the experience and qualifications to address the Company's…, page 9

3. In the final paragraph on page 11 you state that you believe that cash expenditures related to executing your plan will exceed ITEX's current cash on its balance sheet. This appears inconsistent with disclosure appearing elsewhere in your filings, and with statements made in your response letter. Please advise us as to this apparent inconsistency, or revise your disclosure.

Election of Nominees, page 12

4. We note your response and the revisions to your filing in response to comment 15 from our letter dated October 27, 2010. In comment 15 we asked you, in part, to confirm that if substitute nominees are identified you will disclose if they consented to serve if elected. However, you stated that "if they are elected to serve [you] will include the disclosure requirements required by Items 5(b) and 7 of Schedule 14A with respect to such nominees." Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting the participants will file an amended proxy statement that discloses whether such nominees have consented to serve if elected and will provide the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Certain Information Regarding the Committee to Enhance ITEX, page 21

5. We note your response and the revisions to your filing in response to comment 26 from our letter dated October 27, 2010. We note that the description of Sidd Pagidipati's principal occupation is not consistent with the description of Mr. Pagidipati's business experience found on pages 10 and 15. Please revise to make the disclosure you present here and on pages 10 and 15 consistent.

   Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief at (202) 551-3264 or David Orlic, Special Counsel in the Office of Mergers and Acquisitions at (202) 551-3503 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director